1303 E. Algonquin Road Schaumburg, IL 60196

April 2, 2001

Dear Fellow Stockholders:

On the reverse side of this letter is a notice of the Annual Meeting of Stockholders that will be held on May 7, 2001. Enclosed is a proxy card with instructions for voting on the matters that will be considered at this year’s meeting. The only scheduled business for the meeting is the election of Motorola’s Board of Directors for the next year.

Additional information about Motorola, including biographies of the nominated Directors, is included in our Proxy Statement, which is available on our Investor Relations website at www.motorola.com/investor in the Financial Reports Section. You can also view the Summary Annual Report on the same website. We have applied the latest in Internet technology to make this information more attractive and readily available, while saving costs. If you would like to receive a printed copy of the Proxy Statement or Summary Annual Report, please visit the Investor Relations website at www.motorola.com/investor and complete the information request section on that website. You can also call Investor Relations at 1-800-262-8509 and request a copy.

I appreciate your support of the Directors who have been nominated to serve on our Board and your continued support of Motorola. Your vote is very important, so please act on this proxy promptly.

Very truly yours,

Christopher B. Galvin

Chairman of the Board and
Chief Executive Officer